                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 9)

                                  Armco, Inc.
                                  -----------
                                (Name of Issuer)

                                 Common Stock
                                 ------------
                         (Title of Class of Securities)

                                   042170 10 0
                                   -----------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  042170 10 0    13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES
                          13,047,709(1)
BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                          88,574(2)
    EACH            -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                          15,146,947(3)
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                          6,026(4)
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



            15,175,549(5)
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            14.4%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------
(1) Includes 1,127,334 shares issuable upon conversion of $2.10 Convertible Preferred Stock, $3.625 Convertible Preferred Stock, and $4.50 Convertible Preferred Stock.
(2) Includes 7,874 shares issuable upon conversion of $2.10 Convertible
    Preferred Stock.
(3) Includes 1,403,272 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(4) Includes 4,826 shares issuable upon conversion of $2.10 Convertible
    Preferred Stock.
(5) Includes 1,409,874 shares issuable upon conversion of $2.10 Convertible Preferred Stock, $3.625 Convertible Preferred Stock, and $4.50 Convertible Preferred Stock.

CUSIP NO.  042170 10 0                      13G

- --------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Colorado, Inc.
              Tax Identification No.  84-1187164
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*          (A)   ______
                                                                (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              COLORADO
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                 13,047,159(1)
                   ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
               6
  OWNED BY                88,274(2)
                   ------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING               15,146,797(3)
                   ------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH                  5,226(4)
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,174,199(5)

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.4%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC
- --------------------------------------------------------------------------------
(1) Includes 1,127,334 shares issuable upon conversion of $2.10 Convertible Preferred Stock, $3.625 Convertible Preferred Stock, and $4.50 Convertible Preferred Stock.
(2) Includes 7,874 shares issuable upon conversion of $2.10 Convertible
    Preferred Stock.
(3) Includes 1,403,272 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(4) Includes 4,826 shares issuable upon conversion of $2.10 Convertible
    Preferred Stock.
(5) Includes 1,409,874 shares issuable upon conversion of $2.10 Convertible Preferred Stock, $3.625 Convertible Preferred Stock, and $4.50 Convertible Preferred Stock.

CUSIP NO.  042170 10 0                          13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Bank Colorado, National Association (successor to
                Norwest Bank Denver, National Association)
              Tax Identification No. 84-0187632
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                13,045,678(1)
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY               88,274(2)
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING               15,145,316(3)
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                 5,226(4)
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,172,718(5)

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.4%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------
(1) Includes 1,126,953 shares issuable upon conversion of $2.10 Convertible Preferred Stock, $3.625 Convertible Preferred Stock, and $4.50 Convertible Preferred Stock.
(2) Includes 7,874 shares issuable upon conversion of $2.10 Convertible
    Preferred Stock.
(3) Includes 1,402,891 shares issuable upon conversion of $2.10 Convertible Preferred Stock and $3.625 Convertible Preferred Stock.
(4) Includes 4,826 shares issuable upon conversion of $2.10 Convertible
    Preferred Stock.
(5) Includes 1,409,493 shares issuable upon conversion of $2.10 Convertible Preferred Stock, $3.625 Convertible Preferred Stock, and $4.50 Convertible Preferred Stock.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)


Item 1(a)          Name of Issuer:
- ---------          --------------

                   Armco, Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   1 Oxford Centre
                   301 Grant St.
                   Pittsburgh, PA 15219

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2.  Norwest Colorado, Inc. ("NCI")

                   3. Norwest Bank Colorado, National Association (successor to Norwest Bank Denver, National Association) ("NBC")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. NCI is a direct subsidiary of Norwest Corporation. NBC is a direct subsidiary of NCI and an indirect subsidiary of Norwest Corporation.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Colorado, Incorporated
                  One United Bank Center
                  1700 Lincoln Street
                  Denver, CO  80274-0010

              3.  Norwest Bank Colorado, National Association
                  1700 Broadway
                  Denver, CO  80274-0005

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  NCI is a Colorado corporation.
              3.  NBC is a national banking association.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Common Stock

Item 2(e)     CUSIP Number:
- ---------     ------------

              042170 10 0

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (g)  Parent holding company for NCI
              (b)  Bank for NBC

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a) Amount Beneficially Owned. At December 31, 1993, Norwest Corporation was deemed to own, indirectly through its subsidiaries, 15,175,549 shares. This amount includes (i) shares issuable upon conversion of 18,600 shares of $2.10 Convertible Preferred Stock, with a conversion ratio of 1.27x ("$2.10 Preferred"), 204,200 shares of $3.625 Convertible Preferred
              Stock, with a conversion ratio of 6.78x ("$3.625 Preferred"), and 800 shares of $4.50 Convertible Preferred Stock, with a conversion ratio of 2.22x ("$4.50 Preferred"), and (ii) the shares reported below as held by NCI and NBC. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

              (b)  Percent of Class:  14.4%

              (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

                   (i) Sole power to vote or direct the vote: 13,047,709 (includes shares issuable upon conversion of 5,400 shares of $2.10 Preferred, 165,000 shares of $3.625 Preferred, and 800 shares of $4.50 Preferred).

                   (ii) Shared power to vote or direct the vote: 88,574 (includes shares issuable upon conversion of 6,200 shares of $2.10 Preferred).

                   (iii)  Sole power to dispose or to direct the disposition of:
                          15,146,947 (includes shares issuable upon conversion of 14,800 shares of $2.10 Preferred and 204,200 shares of $3.625 Preferred).

                   (iv)   Shared power to dispose or direct the disposition of:
                          6,026 (includes shares issuable upon conversion of 3,800 shares of $2.10 Preferred).

              2. NCI

              (a) Amount Beneficially Owned. At December 31, 1993, NCI was deemed to own, indirectly through its subsidiaries, 15,174,199 shares. This amount includes (i) shares issuable upon conversion of 18,600 shares of $2.10 Preferred, 204,200 shares of $3.625 Preferred, and 800 shares of $4.50 Preferred and (ii) shares reported below as held by NBC. NCI has no other rights to acquire additional shares through the exercise of options or otherwise.

              (b)  Percent of Class: 14.4%

              (c) Number of shares as to which NCI, indirectly through its subsidiaries, has:

                   (i) Sole power to vote or direct the vote: 13,047,159 (includes shares issuable upon conversion of 5,400 shares of $2.10 Preferred, 165,000 shares of $3.625 Preferred, and 800 shares of $4.50 Preferred).

                   (ii) Shared power to vote or direct the vote: 88,274 (includes shares issuable upon conversion of 6,200 shares of $2.10 Preferred).

                   (iii)  Sole power to dispose or to direct the disposition of:
                          15,146,797 (includes shares issuable upon conversion of 14,800 shares of $2.10 Preferred and 204,200 shares of $3.625 Preferred).

                   (iv)   Shared power to dispose or direct the disposition of:
                          5,226 (includes shares issuable upon conversion of 3,800 shares of $2.10 Preferred).

          3.  NBC

          (a) Amount Beneficially Owned. At December 31, 1993, NBC was deemed to own 15,172,718 shares. This amount includes shares issuable upon conversion of 18,300 shares of $2.10 Preferred, 204,200 shares of $3.625 Preferred and 800 shares of $4.50 Preferred. NBC has no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class:  14.4%

          (c)  Number of shares at to which NBC has:

               (i) Sole power to vote or direct the vote: 13,045,678 (includes shares issuable upon conversion of 5,100 shares of $2.10 Preferred, 165,000 shares of $3.625 Preferred and 800 shares of $4.50 Preferred).

               (ii) Shared power to vote or direct the vote: 88,274 (includes shares issuable upon conversion of 6,200 shares of $2.10 Preferred).

               (iii)  Sole power to dispose or to direct the disposition of:
                      15,145,316 (includes shares issuable upon conversion of 14,500 shares of $2.10 Preferred and 204,200 shares of $3.625 Preferred).

               (iv)   Shared power to dispose or direct the disposition of:
                      5,226 (includes shares issuable upon conversion of 3,800 shares of $2.10 Preferred).

          The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classification of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 11, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ----------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Colorado, Inc. and Norwest Bank Colorado, National Association regarding Armco, Inc. Common Stock.)

Item 7
- ------


       (a) Norwest Bank Boulder, National Association is a bank - Item 3(b)

       (b) Norwest Bank Colorado, National Association is a bank - Item 3(b)

       (c) Norwest Bank Colorado Springs, National Association is a bank - Item 3(b).

       (d) Norwest Bank Greeley, National Association is a bank - Item 3(b).

       (e) Norwest Bank Iowa, National Association is a bank - Item 3(b).

       (f) Norwest Bank Minnesota, National Association is a bank - Item 3(b).

       (g) Norwest Bank North Dakota, National Association is a bank - Item
           3(b).

       (h) Norwest Bank South Dakota, National Association is a bank - Item
           3(b).

       (i) Norwest Colorado, Inc. is a parent holding company - Item 3(g)